                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
      TO RULE 13d-1(a) AND AMENDED THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. )*

                          Riviera Holdings Corporation

--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share

--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   769627 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Robert M. Pickus
                                 1000 Boardwalk
                             Atlantic City, NJ 08401
                                 (609) 449-5573
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 1, 2002

--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. /_/

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

---------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  Page 1 of 13


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---------------------                                         ------------------
CUSIP No. 769627 10 0                  13D                    Page 2 of 13 Pages
---------------------                                         ------------------

--------------------------------------------------------------------------------
1    Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (entities only)

                                 Donald J. Trump

--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group                    (a) [ ]

                                                                         (b) [X]
--------------------------------------------------------------------------------

3    SEC Use Only

--------------------------------------------------------------------------------

4    Source of Funds (See Instructions)

                                       PF

--------------------------------------------------------------------------------

5 Check if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------

6    Citizenship or Place of Organization

                            United States of America

--------------------------------------------------------------------------------
NUMBER OF SHARES            7  Sole Voting Power
BENEFICIALLY OWNED
BY EACH REPORTING                               350,000
PERSON WITH                -----------------------------------------------------
                            8  Shared Voting Power

                                                0
                           -----------------------------------------------------
                            9  Sole Dispositive Power

                                                350,000
                           -----------------------------------------------------
                           10  Shared Dispositive Power

                                                0

--------------------------------------------------------------------------------

11   Aggregate Amount Beneficially Owned by Each Reporting Person

                               350,000
--------------------------------------------------------------------------------

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------

13   Percent of Class Represented by Amount in Row (11)

                               9.8%
--------------------------------------------------------------------------------

14   Type of Reporting Person (See Instructions)


                                       IN
--------------------------------------------------------------------------------

---------------------                                         ------------------
CUSIP No. 769627 10 0                  13D                    Page 3 of 13 Pages
---------------------                                         ------------------

--------------------------------------------------------------------------------

1    Names of Reporting Persons

     I.R.S. Identification Nos. of Above Persons (entities only)

                  Trump Hotels & Casino Resorts Holdings, L.P.
--------------------------------------------------------------------------------

2    Check the Appropriate Box if a Member of a Group                    (a) [ ]

                                                                         (b) [X]
--------------------------------------------------------------------------------

3    SEC Use Only
--------------------------------------------------------------------------------

4    Source of Funds (See Instructions)

                                       WC
--------------------------------------------------------------------------------

5 Check if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------

6    Citizenship or Place of Organization

                                    Delaware
--------------------------------------------------------------------------------

NUMBER OF SHARES           7  Sole Voting Power
BENEFICIALLY OWNED
BY EACH REPORTING                               350,000
PERSON WITH                -----------------------------------------------------
                           8  Shared Voting Power

                                                0
                           -----------------------------------------------------
                           9  Sole Dispositive Power

                                                350,000
                           -----------------------------------------------------
                           10  Shared Dispositive Power

                                                0
--------------------------------------------------------------------------------

11   Aggregate Amount Beneficially Owned by Each Reporting Person

                                     350,000

--------------------------------------------------------------------------------

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------

13   Percent of Class Represented by Amount in Row (11)

                                      9.8%

--------------------------------------------------------------------------------

14   Type of Reporting Person (See Instructions)

                                       PN

ITEM 1. SECURITY AND ISSUER.


     This statement relates to the Common Stock, par value $.001 per share, of Riviera Holdings Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2901 Las Vegas Boulevard South, Las Vegas, Nevada 89109.

ITEM 2. IDENTITY AND BACKGROUND.


     This Schedule 13D is filed on behalf of Donald J. Trump and Trump Hotels & Casino Resorts Holdings, L.P. ("THCR Holdings"). THCR Holdings may be deemed to be a beneficial owner of the shares of Common Stock of the Issuer reported in this Schedule 13D pursuant to the Option (as defined in Item 3). Pursuant to the general instructions to Schedule 13D, information pertaining to Donald J. Trump, THCR Holdings, Trump Hotels & Casino Resorts, Inc., the sole general partner of THCR Holdings ("THCR"), and the executive officers and directors of THCR is included herein.

     I. (a) Name: Donald J. Trump

        (b) Business Address: 725 Fifth Avenue, New York, NY 10022

        (c) Present Principal Occupation: Mr. Trump is currently the Chairman, President and Chief Executive Officer of: (i) THCR, a publicly-traded corporation (NYSE: DJT) which, through THCR Holdings and subsidiaries thereof, owns and/or manages five casino hotels and whose executive offices are located at 1000 Boardwalk, Atlantic City, NJ 08401; and
        (ii) the Trump Organization, a privately-held real estate development corporation whose executive offices are located at 725 Fifth Avenue, New York, NY 10022.

        (d) Mr. Trump has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) During the last five years, Mr. Trump was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which the result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

        (f) Citizenship: United States of America

    II. (a) Name: Trump Hotels & Casino Resorts Holdings, L.P.

        (b) Business Address: 1000 Boardwalk, Atlantic City, NJ 08401

        (c) Present Principal Occupation: THCR Holdings and subsidiaries thereof own and/or manage five casino hotels, and THCR Holdings' executive offices are located at 1000 Boardwalk, Atlantic City, NJ 08401.

        (d) THCR Holdings has not, during the last five years, been convicted in a criminal proceeding.

        (e) During the last five years, THCR Holdings was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which the result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

        (f) Citizenship: Delaware

   III. (a) Name: Trump Hotels & Casino Resorts, Inc.

        (b) Business Address: 1000 Boardwalk, Atlantic City, NJ 08401

        (c) Present Principal Occupation: THCR is a publicly-traded corporation (NYSE: DJT) which, through THCR Holdings and subsidiaries thereof, owns and/or manages five casino hotels and whose executive offices are located at 1000 Boardwalk, Atlantic City, NJ 08401.

        (d) THCR has not, during the last five years, been convicted in a criminal proceeding.

          (e) As previously reported in THCR's reports filed with the SEC, THCR, without admitting any of the allegations, entered into an offer of settlement, dated January 10, 2002 (the "Offer"), with the SEC in connection with a press release issued by THCR in 1999. Pursuant to the Offer, THCR covenanted to cease and desist from committing or causing any violations of Section 10(b) of the Act. On January 16, 2002, the Commission issued an order accepting the Offer.

          (f) Citizenship: Delaware

     IV.  (a) Name: Mark A. Brown

          (b) Business Address: 1000 Boardwalk, Atlantic City, NJ 08401

          (c) Present Principal Occupation: Mr. Brown is currently the Chief Operating Officer of THCR.

          (d) Mr. Brown has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, Mr. Brown was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which the result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          (f) Citizenship: United States of America

      V.  (a) Name: Robert M. Pickus

          (b) Business Address: 1000 Boardwalk, Atlantic City, NJ 08401

          (c) Present Principal Occupation: Mr. Pickus is currently the Executive Vice President, Secretary and General Counsel of THCR.

          (d) Mr. Pickus has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, Mr. Pickus was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which the result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          (f) Citizenship: United States of America

     VI.  (a) Name: Francis X. McCarthy, Jr.

          (b) Business Address: 1000 Boardwalk, Atlantic City, NJ 08401

          (c) Present Principal Occupation: Mr. McCarthy is currently the Executive Vice President of Corporate Finance and the Chief Financial Officer of THCR.

          (d) Mr. McCarthy has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, Mr. McCarthy was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which the result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          (f) Citizenship: United States of America

     VII. (a) Name: John P. Burke

          (b) Business Address: 725 Fifth Avenue, New York, NY 10022

          (c) Present Principal Occupation: Mr. Burke is currently the Executive Vice President and Corporate Treasurer of THCR.

          (d) Mr. Burke has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, Mr. Burke was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which the result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          (f) Citizenship: United States of America

    VIII. (a) Name: Joseph A. Fusco

          (b) Business Address: 1000 Boardwalk, Atlantic City, NJ 08401

          (c) Present Principal Occupation: Mr. Fusco is currently the Executive Vice President of Government Relations and Regulatory Affairs of THCR.

          (d) Mr. Fusco has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, Mr. Fusco was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which the result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          (f) Citizenship: United States of America

      IX. (a) Name: Wallace B. Askins

          (b) Business Address: 1000 Boardwalk, Atlantic City, NJ 08401

          (c) Present Principal Occupation: Mr. Askins currently serves as a member of the Board of Directors of THCR.

          (d) Mr. Askins has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, Mr. Askins was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which the result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          (f) Citizenship: United States of America

      X.  (a) Name: Don M. Thomas

          (b) Business Address: 1000 Boardwalk, Atlantic City, NJ 08401

          (c) Present Principal Occupation: Mr. Thomas is a member of the Board of Directors of THCR. Mr. Thomas also serves as the Senior Vice President of Corporate Affairs of the Pepsi-Cola Bottling Co. of New York whose executive offices are located at 50-35 56th Road, Maspeth, New York, 11378.

          (d) Mr. Thomas has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, Mr. Thomas was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which the result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          (f) Citizenship: United States of America

     XI.  (a) Name: Peter M. Ryan

          (b) Business Address: 1000 Boardwalk, Atlantic City, NJ 08401

          (c) Present Principal Occupation: Mr. Ryan is currently a member of the Board of Directors of THCR. Mr. Ryan also serves as the President of each of The Marlin Group, LLC and The Brookwood Carrington Fund, LLC, real estate advisory groups whose principal executive offices are located at 101 Park Avenue, New York, NY 10178.

          (d) Mr. Ryan has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, Mr. Ryan was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which the result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          (f) Citizenship: United States of America

    XII.  (a) Name: Robert J. McGuire

          (b) Business Address: 1000 Boardwalk, Atlantic City, NJ 08401

          (c) Present Principal Occupation: Mr. McGuire is currently a member of the Board of Directors of THCR. Mr. McGuire is also Counsel to Morvillo, Abramowitz, Grand, Iason & Silberberg, P.C., a New York law firm located at 565 Fifth Avenue, New York, NY 10017.

          (d) Mr. McGuire has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, Mr. McGuire was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which the result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          (f) Citizenship: United States of America

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          I. Mr. Trump purchased 350,000 shares of Common Stock of the Issuer (the "Trump-Riviera Shares") for a purchase price of $2,275,000, net of brokerage commissions. The source of the funds was Mr. Trump's personal resources.

          II. On July 10, 2002, Trump granted, at no cost, THCR Holdings a one-year option (the "Option") to purchase the Trump-Riviera Shares at a purchase price equal to the greater of (i) Mr. Trump's cost of acquiring the Trump-Riviera Shares or (ii) the fair market value of the Trump-Riviera Shares based upon the 20 trading day average closing price of the shares of Common Stock of the Issuer as reported on the American Stock Exchange preceding the exercise of the Option. If the Option is exercised, the source of the funds is anticipated to be working capital of THCR Holdings.

          III. THCR, by virtue of being the general partner of THCR Holdings, will be deemed to beneficially own the Trump-Riviera Shares upon THCR Holdings' exercise of the Option.

          IV. None of Messrs. Brown, Pickus, McCarthy, Burke, Fusco, Askins, Thomas, Ryan or McGuire currently beneficially own any securities of the Issuer.


ITEM 4. PURPOSE OF TRANSACTION.

          I. Mr. Trump purchased the Trump-Riviera Shares for investment purposes. Mr. Trump has no current plans or proposals which relate to or would result in any of the following:

               (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer other than pursuant to the Option;

               (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

               (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

               (d) Any change in the present Board of Directors of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board of Directors;

               (e) Any material change in the present capitalization or dividend policy of the Issuer;

               (f) Any other material change in the Issuer's business or corporate structure;

               (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or any actions which may impede the acquisition or control of the Issuer by any person;

               (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

               (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

               (j)  Any action similar to any of those enumerated above.


        II. If THCR Holdings exercises the Option, THCR Holdings and THCR will hold the Trump-Riviera Shares for investment purposes. Neither THCR Holdings nor THCR has any current plans or proposals which relate to or would result in any of the following:

               (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer other than pursuant to the Option;

               (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

               (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

               (d) Any change in the present Board of Directors of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board of Directors;

               (e) Any material change in the present capitalization or dividend policy of the Issuer;

               (f) Any other material change in the Issuer's business or corporate structure;

               (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or any actions which may impede the acquisition or control of the Issuer by any person;

               (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

               (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

               (j)  Any action similar to any of those enumerated above.


     III. None of Messrs. Brown, Pickus, McCarthy, Burke, Fusco, Askins, Thomas, Ryan and/or McGuire currently have plans or proposals which relate to or would result in any of the following:

               (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

               (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

               (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

               (d) Any change in the present Board of Directors of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board of Directors;

               (e) Any material change in the present capitalization or dividend policy of the Issuer;

               (f) Any other material change in the Issuer's business or corporate structure;

               (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or any actions which may impede the acquisition or control of the Issuer by any person;

               (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

               (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

               (j)  Any action similar to any of those enumerated above.



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     I. (a) After purchasing the Trump-Riviera Shares, Mr. Trump owns an aggregate number of 350,000 shares of Common Stock of the Issuer which consists of 9.8% of the entire class.

          (b) Mr. Trump has the sole power to vote and dispose of all the Trump-Riviera Shares.

          (c) On July 1, 2002, Mr. Trump purchased the Trump-Riviera Shares on the open market at a purchase price of $6.50 per share, or an aggregate of $2,275,000, net of brokerage commissions.

          (d)  Not applicable.

          (e)  Not applicable.


     II. (a) By reason of the Option, THCR Holdings may be deemed to beneficially own the Trump-Riviera Shares. THCR, by virtue of being the sole general partner of THCR Holdings, may also be deemed to be the beneficial owner of the Trump-Riviera Shares.

          (b) Upon the exercise of the Option, THCR Holdings and THCR would have the sole voting and dispositive power with respect to the Trump-Riviera Shares.

          (c) On July 10, 2002, Mr. Trump granted, at no cost, THCR Holdings the Option to purchase the Trump-Riviera Shares at a purchase price equal to the greater of (i) Mr. Trump's cost of acquiring the Trump-Riviera Shares or (ii) the fair market value of the Trump-Riviera Shares based upon the 20 trading day average closing price of the shares of Common Stock of the Issuer as reported on the American Stock Exchange preceding the exercise of the Option.

          (d)  Not applicable.

          (e)  Not applicable.


     III. (a) None of Messrs. Brown, Pickus, McCarthy, Burke, Fusco, Askins, Thomas, Ryan and/or McGuire beneficially own any shares of Common Stock of the Issuer.

          (b) None of Messrs. Brown, Pickus, McCarthy, Burke, Fusco, Askins, Thomas, Ryan and/or McGuire have sole or shared voting or dispositive power with respect to the Trump-Riviera Shares.

          (c)  None.

          (d)  Not applicable.

          (e)  Not applicable.



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


     On July 10, 2002, Mr. Trump granted, at no cost, THCR Holdings the Option to purchase the Trump-Riviera Shares at a purchase price equal to the greater of
(i) Mr. Trump's cost of acquiring the Trump-Riviera Shares or (ii) the fair market value of the Trump-Riviera Shares based upon the 20 trading day average closing price of the shares of Common Stock of the Issuer as reported on the American Stock Exchange preceding the exercise of the Option. A copy of the Option is filed as an exhibit to this Schedule 13D.

     By virtue of being the general partner of THCR Holdings, THCR will be deemed to beneficially own the Trump-Riviera Shares upon THCR Holdings' exercise of the Option.



ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.


         Exhibit A.   Agreement, dated July 10, 2002, between Donald J. Trump
                      and Trump Hotels & Casino Resorts Holdings, L.P.
                      (regarding joint filing of Schedule 13D).

         Exhibit B.   Option, dated July 10, 2002, from Donald J. Trump to Trump
                      Hotels & Casino Resorts Holdings, L.P.

                                    SIGNATURE

     After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 10, 2002




                           /s/ DONALD J. TRUMP
                           -----------------------------------------------------
                           Donald J. Trump


                           TRUMP HOTELS & CASINO RESORTS HOLDINGS, L.P.

                              By: TRUMP HOTELS & CASINO RESORTS, INC., its general partner


                                       /s/ ROBERT M. PICKUS
                                       ---------------------
                                       Robert M. Pickus
                                       Executive Vice President, Secretary
                                       and General Counsel